Erik Aldag Senior Vice President – Finance and Treasury Chief Financial Officer Minerals Technologies Inc. New York, NY 10017-6707 Tel: (212) 878-1809 Fax: (212) 878-1802

October 23, 2023

Terence O’Brien
Accounting Branch Chief
Office of Industrial Applications and Services
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4631

Re: Minerals Technologies Inc.
10-K for the year ending December 31, 2022
File No. 001-11430

Dear Mr. O’Brien:

On behalf of Minerals Technologies Inc. (the “Company”), I hereby transmit for filing this letter in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) dated October 6, 2023 regarding the Company’s Form 10-K for the year ended December 31, 2022.

For your convenience, I have set forth below in bold your numbered comments in their entirety followed by the responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2022

Note 17 - Contingencies, page F-33

1.
Given the increasing volume of litigation relating to asbestos and certain talc products, please tell us your consideration of providing expanded, quantified disclosures responsive to Question 3 of SAB Topic 5:Y, including disclosure of the number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, the average settlement amount per claim, and the related costs of administering and litigating claims.

The Company has reviewed its disclosures in the context of the disclosures recommended by Question 3 of SAB Topic 5:Y.  The Company does not believe that the number of claims or the average settlement amount per claim is material to an investor’s understanding of any actual or reasonably likely liability with respect to these claims or is otherwise required to date.  First, the Company has only settled a limited number of claims, and none of such settlements have been material to the Company.  We will include a statement to that effect in future filings.  Second, including average settlement per claim would be highly prejudicial to the Company, because existing and potential plaintiffs would view this as a potential floor and starting point for any future negotiated settlements.  Further, each of these claims is individually litigated, with separate facts and very often separate defendants.  Finally, all settlements have been made under and subject to confidentiality agreements prohibiting disclosure of the settlement amounts.  To the extent that the Company believes the costs of administering and litigating claims that have been made is material, the Company has discussed (and will continue to discuss) such costs in MD&A.

The Company notes that, on October 2, 2023, notwithstanding the Company’s confidence in the safety of the talc products of the Company’s subsidiary, Barretts Minerals Inc. (“BMI”), the Company’s subsidiaries, BMI and Barretts Ventures Texas LLC, filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas to address and comprehensively resolve BMI’s liabilities associated with talc.  As a result of the Chapter 11 Cases, all lawsuits against BMI have been stayed due to the imposition of a statutory automatic stay applicable in Chapter 11 bankruptcy cases. By agreement, the filing or continued prosecution of all talc-related claims against BMI’s non-debtor affiliates is temporarily stayed through November 14, 2023, the date on which a hearing is scheduled on whether to permanently enjoin the filing or further prosecution of any talc-related claims against BMI’s non-debtor affiliates during the pendency of the Chapter 11 Cases.

The Company acknowledges that, in light of the Chapter 11 Cases, investors may find information about the number of claims filed to be useful. As a result, the Company will expand its discussion in future filings, in the “Contingencies” note to our financial statements, to provide information as to the number of claims pending at each balance sheet date, the number of claims filed during each period presented and the number of claims dismissed, settled or otherwise resolved during each period presented. The following reflects an example of disclosure to expand the disclosure in the “Contingencies” note to our financial statements.

The Company is party to a number of lawsuits arising in the normal course of our business. The Company and certain of the Company’s subsidiaries are among numerous defendants in a number of cases seeking damages for alleged exposure to asbestos-contaminated talc products sold by the Company’s subsidiary Barretts Minerals Inc. (“BMI”). As of October 1, 2023, we had ___ open cases related to certain talc products previously sold by BMI, which is an increase in volume from previous years. The following table details case activity related to talc products previously sold by BMI:

	Three Months Ended		Nine Months Ended
	October 1, 2023	October 2, 2022	October 1, 2023	October 2, 2022
Claims pending, beginning of period
Claims filed
Claims dismissed, settled, or otherwise resolved
Claims pending, end of period

*       *       *

We thank you for the opportunity to respond to your comments. Please contact me at 212-878-1809 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Erik Aldag

Erik Aldag
Senior Vice President-Finance and Treasury and Chief Financial Officer

Cc:	Timothy J. Jordan, Vice President, General Counsel, Secretary and Chief Compliance Officer, Minerals Technologies Inc.